

December 20, 2010

Mr. Kade Thompson
President, Chief Executive Officer, Chief Financial Officer, and Director
Thompson Designs, Inc.
3315 East Russel Road, Suite A-4129
Las Vegas, NV 89120

> **Re:** **Thompson Designs, Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed December 10, 2010**
> **File No. 333-170155**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and have the following comment.

<u>The Company, page 5</u>

1. Prominently disclose the information provided in response to comment one of our letter dated December 7, 2010 that Thompson Designs has no intention of using investor funds or any other resources to acquire any other business.

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and response to our comment.

You may direct questions regarding comments on the financial statements and related matters to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien,

Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (702) 385-1752 and U.S. Mail
      Puoy K. Premsrirut, Esq.
      Brown, Brown & Premsrirut
      520 South 4th Street, 2nd Floor
      Las Vegas, NV 89101